Exhibit 99.1

Thomson Reuters Corporation
333 Bay Street, Suite 400
Toronto, Ontario M5H 2R2
Canada
Tel (416) 360-8700

January 17, 2014

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Yukon
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
Toronto Stock Exchange
CDS Clearing and Depository Services Inc.
The Depository Trust Company

Re:            Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	May 22, 2014

Record Date for Notice and Voting	March 31, 2014

Beneficial Ownership Determination Date	March 31, 2014

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	No

Issuer Using Notice-and-Access for Registered Holders and Beneficial Owners	Yes

Issuer Sending Proxy-Related Materials Directly to Non-Objecting Beneficial Owners	No

Issuer Paying for Proximate Intermediaries to Send Proxy-Related Materials to Objecting Beneficial Owners	Yes

CUSIP	884903105

Notice-and-Access Stratification	Copies of the management proxy circular and other proxy-related materials will be electronically delivered to shareholders in accordance with existing requests

Sincerely,

/s/ Paula R. Monaghan

Paula R. Monaghan
Assistant Secretary